425 MARKET STREET	morrison & foerster llp
SAN FRANCISCO	new york, san francisco,
CALIFORNIA 94105-2482	los angeles, palo alto,
san diego, washington, d.c.
TELEPHONE: 415.268.7000	denver, northern virginia,
FACSIMILE: 415.268.7522	orange county, sacramento,
walnut creek, century city
WWW.MOFO.COM	tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels

Writer’s Direct Contact
415.268.6722
JLiu@mofo.com
September 25, 2007

CONFIDENTIAL
By Edgar Transmission
and Overnight Delivery
Kristin Lochhead
Securities and Exchange Commission
Division of Corporation Finances
100 F Street, N.E.
Washington, DC 20549-6010

Re:	CEVA, Inc.
Commission File No. 000-49842
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2007
Dear Ms. Lochhead:
          On behalf of CEVA, Inc., a Delaware corporation (the “Company”), we, as counsel to the Company, are providing you with the following information and responses based upon information provided to us by the Company in response to the letter dated August 24, 2007 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced periodic reports.
          The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s responses set forth below corresponds to the numbering in the Comment Letter.

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
          The Company’s responses to the Staff’s comments are as follows:
Form 10-K for the year ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 26
Liquidity and Capital Resources, page 39
1.	We see that you present the non-GAAP measures, “net cash provided by operations excluding a net investment in marketable securities” for 2006 and “net cash provided by operations excluding disposal of marketable securities and restructuring and reorganization costs” for 2005 and 2004. Item 10(e)(1)(ii) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement from a non-GAAP liquidity measure. As such, please revise future filings to remove the non-GAAP measures or explain to us how you have complied with Item 10(e) of Regulation S-K. You may continue to highlight for investors any items included in cash flows from operations for the periods.
Response: The Staff’s comments are noted for future filings.
Item 9A. Controls and procedures, page 41
2.	We note your disclosure that management has concluded that your disclosure controls and procedures are effective “in timely alerting them to material information required to be included in this report.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e). Please apply this guidance to future filings.
Response: The Staff’s comments are noted for future filings.

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page 43
3.	We see from Note 9 that the majority of your operations and properties are located in the United States but that your financial statements are audited by an independent registered public accounting firm located in Tel Aviv, Israel. The Staff interprets Article 2 of Regulation S-X to require the audit report on the financial statements of a registrant that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the United States. Please tell us how you have complied with Article 2 to Regulation S-X in your selection of an auditor and discuss the factors you considered relevant when evaluating the appropriateness of that selection. Discuss each of the following:
•	The location of the majority of your assets, revenues, and operations.

•	The percentage of your assets, revenues, and operations located in the country where the auditor resides.

•	The members of your management and percentage of accounting records located in the U.S. and in Israel.

•	Whether the majority of the audit work is conducted inside or outside the U.S.
Also refer to Section V-K to the International Reporting and Disclosure Issues in the Division of Corporation Finance document which is available on our website at www.sec.gov.
Response: In response to the Commission’s comment, the Company has assessed the instructions in Regulation S-X 2-01 and Section V-K to the International Reporting and Disclosure Issues in the Division of Corporation Finance document and has concluded that the use of an auditor located in Israel is appropriate.
Regulation S-X 2-01 does not address whether the state or country where the accountant is licensed must coincide with the location of the registrant’s corporate offices or place where the registrant conducts its principal operations. Although the Staff interprets Regulation S-X 2-01 to require the audit report on a domestic registrant’s financial statements to be rendered ordinarily by an auditor licensed in the U.S., the Staff has made exceptions for a domestic registrant where substantially all of the registrant’s

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
operations are foreign, and the audit report is rendered from the location of its principal business.
In deriving the Company’s determination on a facts and circumstances basis, the Company considered the following factors:
•	Revenues, assets and operations – The majority of the revenues and operations of the Company are derived outside the U.S. (approximately 74%). Approximately 52% of the revenues are generated in Israel, where the auditor resides. The intellectual property rights belong to, and the research and development activities reside within, the Company’s wholly-owned Israeli and Irish subsidiaries. Although the majority of the total assets of the Company (approximately 60%) are located in the U.S., these are not the Company’s operating assets and mainly are comprised of goodwill (30% of the total consolidated assets) and cash and marketable securities (30% of the total consolidated assets). Substantially all of the Company’s tangible assets are located outside the United States and are better subject to the audit review process in Israel than they would be in the United States.

As of December 31, 2006, the following ratios were noted:

	December 31, 2006
			Ireland
	Israel	USA	& Others	Total
Assets	18%	60%	22%	100%
Revenues	52%	26%	22%	100%
Operating expenses	48%	21%	31%	100%
•	Management – The Company’s management is located in Israel, where the auditor resides. The Chief Executive Officer, the Chief Financial Officer and the Director of Accounting, who is in charge of the consolidation of the financial statements and Commission filings, reside in Israel.
•	Employees – 124 of 196 of the Company’s employees (i.e., 63%) are located in Israel.

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
•	Accounting records – The accounting records of the Company’s wholly-owned Israeli subsidiary are located in Israel. The accounting records of the Company and the Company’s wholly-owned Irish subsidiaries are located outside the U.S. (in Ireland). The consolidation of the financial statements is prepared in Ireland but reviewed and approved in Israel.

•	Audit work – All the audit work is conducted outside the U.S. Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global (“EY Israel”), performs the audit of the Company and all the subsidiaries. The audit of the Irish subsidiary, including Section 404 procedures and testing, is performed by EY Israel in Ireland.
We note that the AICPA SEC Regulation Committee’s Practices Task Force meeting in November 2001 stated that the Staff likely would not question the use of a foreign auditor by an existing registrant when a reasonable basis for the original selection exists. Thus, from the perspectives of ease of auditability of tangible assets, access to Company personnel and accounting records, cost to the Company of the audit process, and ability of the auditors to perform the attestation required by PCAOB Auditing Standard No. 5, performance of the audit by an auditor based in Israel is consistent with the Staff’s policy with respect to the use of foreign auditors.
Based on all the factors and information set forth above, the Company believes it is appropriate to have an audit report issued by an audit firm based in Israel. Should the circumstances on which the Company’s conclusion is based change, the Company’s conclusion will be re-considered.
Note 4. Investment in Other Company, Net, page F-19
4.	We note that you transferred your GPS technology and business to GloNav in exchange for equity ownership in GloNav. Please describe your level of continuing involvement in GloNav. Tell us your reasons for concluding that recognition of the transaction as a divestiture for accounting purposes is appropriate. Please refer to SAB Topic 5E.
Response: The Company supplementally advises the Staff that it does not have any continuing involvement in GloNav.
According to SAB Topic 5E, the divestiture of a business operation should be applied when the risks of the business have, in substance, been transferred to the new business operation. In assessing whether the legal transfer of ownership of GloNav has resulted in a divestiture for accounting purposes, the Company reviewed the principal

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
considerations of the transaction to assess whether the risks and other incidents of ownership have been transferred to GloNav with sufficient certainty. Such considerations consist of the facts that the Company does not have effective veto power over GloNav regarding contracts and customers or other business dealings, and the Company does not have any board representation, or other involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership. The Company basically does not have any ability to exercise significant influence over GloNav.
Based on the above facts, there is no continuing involvement in GloNav, and the Company is divorced from the risks of ownership and the appropriate accounting treatment for the transaction is as a divestiture.
5.	Revise this note in future filings to disclose the existence of any commitments and contingencies to GloNav. Additionally, please disclose the circumstances under which you would recognize the gain deferred from the divestment. Please refer to SAB Topic 5U.
Response: The Company supplementally advises the Staff that there are no commitments or other contingencies related to the divestment of its GPS technology and related business to GloNav.
According to SAB Topic 5U, the deferred gain should not be recognized until such time as cash flows from operating activities are sufficient to fund debt service and dividend requirements (on a full accrual basis) or the Company’s investment in GloNav has been or could be readily converted to cash (e.g., active trading market develops in GloNav’s securities, the Company is not restricted from selling such securities, and the Company can sell the securities received on a non-recourse basis, etc.) and the Company has no further obligations under any debt guarantees or other agreements that would require it to make additional investments in GloNav.
Since GloNav is a highly leveraged entity and according to the Company’s forecast, additional funding will be required by the end of the second anniversary of its incorporation in May 2006, the Company will not be able to recognize a gain from the transaction until GloNav has sufficient cash flows as define above. Therefore, the Company recorded and presented the gain in the balance sheet as a deduction from its investment in GloNav.
The Company will revise its future filings in accordance with the above discussion.

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
6.	Tell us and revise future filings to disclose how you determined the $5.9 million value attributed to the equity investment in GloNav. In addition, please disclose how you determined the amount of impairment recorded to goodwill and intangible assets for the GPS technology and business.
Response: The Company used an independent expert to evaluate the fair value of the shares issued to the Company by GloNav, consisting of 10% voting Series A-1 Preferred Stock (“Series A-1”) on a fully diluted basis at the time of completion of the divestment and 9.9% non-voting Series A-2 Preferred Stock (“Series A-2”) on a fully diluted basis at the time of completion of the divestment. The Corporate Securities Valuation Model (“CSVM”) was used to estimate the relative value of GloNav’s total firm value on the valuation date, which was April 1, 2006. The CSVM provides a quantitative method to estimate the relative values of securities in a firm’s capital structure. After the individual equity classes were assigned a value, a lack of control discount was applied to the Series A-1 and then an additional discount for the lack of voting rights was applied to the Series A-2.
The determination of the amount of impairment recorded for goodwill and intangible assets for the GPS technology and business was calculated in accordance with paragraph 39 in Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” According to this paragraph, when a portion of a reporting unit that constitutes a business is to be disposed, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill included in that carrying amount shall be based on the relative fair values of the business to be disposed and the portion of the reporting unit that will be retained.
The fair value of the GPS assets purchased by GloNav was evaluated by the independent expert as $6.0 million. The fair value of the Company was determined to be $115 million. Therefore, approximately 5% of the goodwill recorded on the Company’s books was attributed to the disposed GPS assets. In addition, the Company disposed other intangible assets (patents, current technology and customer backlog), which were directly attributed to the GPS technology and associated business.
The Company will revise its future filings in accordance with the above discussion.
7.	Tell us and revise future filings to clarify whether you are accounting for the investment in GloNav under the cost or equity method of accounting. Please discuss how you considered your ability to exercise significant influence over

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
GloNav when concluding on the appropriate accounting treatment for the investment.
Response: The Company supplementally advises the Staff that the accounting for the investment in GloNav is under the cost method.
According to Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investment in Common Stock” (“APB 18”), an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence, unless such ability can be demonstrated.
Some of the indicators that may demonstrate that there is an ability to exercise significant influence according to Paragraph 17 in APB 18 are: representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel or technological dependency and the extent of ownership by an investor in relation to the concentration of other shareholdings.
In situations where an investor holds 20% or more of the voting stock of an investee, APB 18 does not require the investor to actively exercise its influence over the investee in order for significant influence to exist. The Company holds 12.25% of the outstanding voting stock of GloNav (10.00% on a fully-diluted basis in consideration of all outstanding capital stock) and therefore does not have the ability to exercise significant influence over GloNav.
The Staff has stated that the determination of whether an investor has significant influence over an investee should not be limited to the voting powers conveyed by the voting common stock but rather should consider all means through which the investor may influence the financial and operating policies of the investee, however obtained. Examples of these circumstances include: contractual board representation, veto rights or voting rights conveyed by a security other than voting common stock.
The Company does not have effective veto power over GloNav regarding contracts and customers or other business dealings, and the Company does not have any board representation, or other involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership.
Since the investment in GloNav is less than 20% of the voting stock of the company and based on the above indicators, the Company believes it is appropriate for the investment to be presented under cost method and not under the equity method.

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
Note 12. Reorganization, Restructuring and Severance Charge, page F-32.
8.	We see that you recognized a charge in 2004 and 2005 related to under-utilized building operating lease obligations. We see that the charge of approximately $3 million is still accrued at December 31, 2006 related to the property in Dublin, Ireland. Please tell us how you considered paragraphs 15 and 16 of SFAS 146 in determining the timing of the accrual for contract termination and continuing lease charges for the Dublin property. It is unclear from your disclosure whether the contract has been terminated and whether the company has ceased to occupy the property and how this impacts the timing of the accrual. Please also clarify in your response and in future filings the composition and nature of the charges included in the provision for future operating lease charges on idle facilities.
Response: The Company followed the guidance of paragraphs 15 and 16 of SFAS 146 in determining the timing of the accrual for contract termination and continuing lease charges for the Dublin property and its disclosure in prior filings with the Commission relating to the accounting treatment for the Dublin property reflects consideration of such guidance.
The Company supplementally advises the Staff that the contract relating to the Dublin property has not been terminated but the Company gradually vacated the building until it completely vacated the building during the second quarter of 2006. Below is a brief summary of the significant events associated with the Dublin property that impacted the timing and nature of the accruals for the said property and the Company’s consideration of paragraphs 15 and 16 of SFAS 146 in relation to these events.
Fiscal Year 2004; Fiscal Year 2005; First Quarter of Fiscal Year 2006
Prior to fiscal 2004, the Company disclosed in its filings with the Commission that it had implemented various restructuring plans to re-align its business that resulted in the relocation of certain corporate offices and the termination of employment of certain employees, both of which resulted in the under-utilization of certain of the Company’s leasehold properties. The Company’s Annual Report on Form 10-K/A for fiscal 2004 (the “2004 10-K”) stated that the reorganization, restructuring and severance charges incurred during that fiscal year included a provision for under-utilized building operating lease obligations, including the Dublin property.

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
In its audited financial statements for fiscal 2004, the Company stated that the provision for under-utilized operating lease obligations was determined in accordance with paragraph 16 of SFAS 146.
The Company supplementally advises the Staff that it consulted a real estate agent in deriving its estimates and assumptions for fiscal 2004 and subsequent periods. The agent provided the Company with the relevant information about market conditions and the marketability of the Dublin property. The accrual calculation for fiscal 2004 and subsequent periods was based in part on the information received from the real estate agent and management’s assumptions taking into consideration the guidance in paragraph 16 of SFAS 146.
As noted in the Quarterly Reports on Form 10-Q for the first and second quarters of fiscal 2005, the Company continued to assess the accrual charges for the Dublin property in accordance with paragraph 16 of SFAS 146. Based on the assumptions outlined in the 2004 10-K, as updated when necessary, the Company determined that no revision to the accrual amount was necessary.
During the third quarter of fiscal 2005, the Company disclosed in the Quarterly Report on Form 10-Q for the same period that contrary to prior periods its management were provided with an opportunity to conduct negotiations with the Dublin property landlord to exit the property in consideration for a surrender fee. Based on the status of the then negotiations and in consideration of paragraph 15 of SFAS 146, the Company subsequently updated its accrual for the Dublin property to reflect such exit strategy, resulting in a net additional charge of $1.7 million in the third quarter of 2005.
However, by fiscal year end 2005, exit negotiations with the landlord stalled. Therefore, based on the uncertainty of the exit negotiations, the Company disclosed in the Annual Report on Form 10-K for fiscal 2005 (the “2005 10-K”) that it determined to update its accrual for the Dublin property on a sub-let basis in accordance with paragraph 16 of SFAS 146. However, after assessing the management’s assumptions at December 31, 2005 in respect of future vacancy rates and sublet rents in light of then-current market conditions and their discount rate based on applicable projected interest rates, all in accordance with paragraph 16 of SFAS 146 and consistent with prior assumptions when the Company followed the guidance of paragraph 16 of SFAS 146, the Company determined that no revision to the accrual amount was necessary. However, based on certain representations made by the landlord during negotiations, the Company also noted in the 2005 10-K that if it were successful in surrendering its long term lease relating to this property, it would expect an associated cash outflow of approximately $3.2 million in 2006. The 2005 10-K disclosed the parameters for the Company’s determination of the accrual amount for the Dublin property.

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
The status of negotiations with the landlord remained unchanged during the first quarter of fiscal 2006. After assessing the assumptions as of March 31, 2006 consistent with prior assumptions and in accordance with paragraph 16 of SFAS 146, the Company determined that no revision to the accrual amount as of March 31, 2006 was necessary.
Second Quarter of 2006 to the End of the First Quarter of 2007
Beginning in the second quarter of 2006, the Company re-initiated negotiations with the Dublin property landlord to seek a surrender of the lease agreement. Based on discussions with the landlord and drafts of the documents exchanged between the lawyers for the Company and the landlord, the Company in good faith believed that an arrangement had concluded with the landlord whereby the Company would pay a one time reverse premium payment of 2.5 million Euro (translated into approximately USD 3.3 million per the relevant reporting period) in consideration for the surrender and termination of the lease agreement. Based on this understanding of the Company, it completely vacated the Dublin property during the latter part of the second quarter of 2006 as its initial step to surrendering the property. From the second quarter of 2006 to the end of the first quarter of 2007, the Company continued its exit negotiations with the landlord. The negotiations progressed slowly with the landlord during this period due to the involvement of various parties and the resultant scheduling constraints, extensive review of various tax considerations for the deal structure at the request of the landlord and the unavailability of the landlord during certain prolonged periods. During this period, drafts setting forth the mechanics for the surrender of the lease were exchanged between the parties and attorneys and tax advisors from both sides were heavily involved in structuring the deal. During this time the landlord did not renegotiate the basic surrender fee amount of 2.5 million Euro and gave no affirmative indication that it would not proceed with the exit arrangement negotiated by the parties. The Company’s Board of Directors also approved the one-time payment of the surrender amount.
Therefore, the accrual balance for the Dublin property as reported in the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006, March 31, 2007 and in the Company’s Annual Report on Form 10-K for fiscal 2006 (the “2006 10-K”) reflected this status of the events in accordance with paragraph 15 of SFAS 146. The 2006 10-K disclosed that if the Company was successful in surrendering its long term lease relating to the Dublin property, it would expect an associated cash outflow of approximately $3.3 million associated with the restructuring charges. However, in consideration of the history of negotiations with the landlord, the Company cautioned in the 2006 10-K that “revisions to our estimates of this liability could materially impact our operating results and

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
financial position in future periods if anticipated events and assumptions either changes or do not materialize.”
Second Quarter of 2007 and Thereafter
As reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (“Q2 2007 10-Q”), in July 2007, the landlord of the Dublin property initiated legal proceedings for full payment of rent for the period July 2006 to September 2007, including interest on the rent in arrears, totaling 1,198,000 Euro. During the same time period, exit negotiations for the surrender of the lease agreement also halted. As a result of these new and significant developments, the Company once again began to evaluate the lease accrual as of June 30, 2007 on a sublet basis in accordance with paragraph 16 of SFAS 146. Similar to the assessments the Company made in fiscal years 2004 and 2005 and through to the end of the first quarter of 2006, in determining the amount of the accrual, the Company consulted a real estate agent and received advice for market conditions and the marketability of the building. The accrual calculation was based in part on the information received by the real estate agent and management’s assumptions taking into consideration factors like the estimated periods that the facilities would be empty before being sublet, an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook and the application of a discount rate over the remaining period of the lease.
The Company further supplementally advises the Staff that subsequent to the filing of the Q2 2007 10-Q, the Company paid to the landlord the full payment of rent for the period July 2006 to September 2007, including interest on the rent in arrears, totaling 1,222,011.63 Euro, as well as certain legal fees in the sum of 31,141.54 Euro incurred by the landlord in connection with its legal proceedings. The Company continues to seek an exit strategy with respect to the Dublin property. However, in consideration of the history of negotiations with the landlord and the general uncertainty of the landlord’s intentions, the Company will continue to determine the timing and amount of the accrual for the said property on a sublet basis in accordance with paragraph 16 of SFAS 146. If any significant developments later materialize, the Company will re-assess its method of determination for the accrual.
The Company will clarify the current status of the Dublin property in its future filings consistent with the discussions above.
9.	As a related matter, we see from page 12 in the Form 10-Q for June 30, 2007 that there is outstanding litigation related the Dublin property. We note that the landlord is requesting full payment of past rent in the amount of 1,198 Euro.

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
Please tell us whether this amount is included in the restructuring accrual or how this demand is otherwise related to the amounts included in the accrual at December 31, 2006 and June 30, 2007.
Response: The legal proceedings initiated by the landlord in July 2007 (which proceedings have now been settled) sought the full lease payment of the Dublin property for the period July 2006 to September 2007 (the lease for the third quarter of 2007 was due on July 1, 2007) and interest on the rent in arrears totaling 1,222,011.63 Euro. The principal amount of the lease payment for the abovementioned periods for the Dublin property was included in the restructuring accrual / other liabilities as of June 30, 2007 and as of December 31, 2006.
Form 10-Q for the quarterly period ended June 30, 2007
Condensed Consolidated Financial Statements
Note 6. Common Stock and Stock-Based Compensation Plans, page 9
10.	We note that you issued options to purchase 754,500 shares of common stock and recognized stock based compensation expense of $1,150,000 during the six months ended June 30, 2007. We also see that you issued options to purchase 213,500 shares of common stock and recognized stock based compensation of $984,000 during the six months ended June 30, 2006. We note that you changed the method for valuing stock based compensation awards from the Black-Scholes method to the Monte-Carlo simulation model effective January 1, 2007. Due to the significant increase in options issued during the six months ended June 30, 2007, please tell us why there would not be a more significant increase in the amount of stock based compensation recognized in 2007 compared to 2006.
Response: The Company supplementally advises the Staff that the primary reason for the decrease in the amount of stock-based compensation expense recognized during the six months ended June 30, 2007 compared to the six months ended June 30, 2006 is the decrease in the number of options granted by the Company in 2006 and the first half of 2007 compared to prior periods as detailed in the table below.

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL

		The compensation	The compensation
		expenses recorded	expenses recorded
		during the first	during the first
	Number of options	half of 2006	half of 2007
	granted during the	relating to these	relating to these
Grant period	period	grants	grants
		in thousand $	in thousand $

2003	3,696,090	173	37

2004-2005	2,950,755	802	321

2006	335,000 (* )	26	146

Jan — June 2007	754,500	—	282

ESPP expense		149	198

Total		1,150	984

(*)	213,500 options were granted during the six months ended June 30, 2006.
In 2004-2005, the Company granted approximately 2.95 million options and during 2006 and the first half of 2007 it granted approximately 1.1 million options. The Company recognizes the compensation expense over the vesting period by using the accelerated attribution method, net of estimated forfeiture. Therefore, the compensation expense recognized in the first year is significantly higher than the expenses recognized in the years following the grant.
Due to the above explanation, there was a slight decrease in the compensation expense recorded during the six months ended June 30, 2007 as compared to the compensation expense recorded during the six months ended June 30, 2006, despite the significant increase in the number of options granted during this period.
Form 8-K dated July 24, 2007
11.	We see that you highlight “pro forma non-GAAP net income” in the headline to the press release included as Exhibit 99.1. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
presented in accordance with Generally Accepted Accounting Principles (GAAP). Please revise your discussions in all future filings to fully comply with the requirements of Item 10.
Response: The Staff’s comments are noted for future filings.
12.	We note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulations S-X. Please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.
Response: The Staff’s comments are noted for future filings.
13.	In future filings please provide a reconciliation of non-GAAP basic and diluted net income per share to the most directly comparable GAAP measure, which includes a reconciliation of the numerators, as well as the weighted average number of common shares used in computing non-GAAP basic and diluted net income per share, to the amounts used when calculating the GAAP amounts.
Response: The Staff’s comments are noted for future filings.
In connection with the Company’s responses to the Commission’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
****
          Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at the telephone number provided above.

Kristin Lochhead
Securities and Exchange Commission
September 25, 2007

CONFIDENTIAL
Very truly yours,
/s/ Jaclyn Liu
Jaclyn Liu
cc: Yaniv Arieli – CEVA, Inc.